July 22, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3233

Attention: Staff of the Securities and Exchange Commission (the “Staff”)

Re:  SoFi Technologies, Inc.
Registration Statement on Form S-3 (File No. 333-266180) (the “Registration Statement”)
Filed on July 15, 2022

To whom it may concern:

The purpose of this letter is to acknowledge that the footnote to Exhibits 25.1 and 25.2 in the Registration Statement, relating to Form T-1 Statements of Eligibility of Trustee under the Trust Indenture Act of 1939 (“Form T-1”), indicated that such Form T-1s would be filed by amendment or by a report filed under the Securities Exchange Act of 1934, as amended, rather than pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939, as amended (the “TIA”). We confirm to the Staff that any Form T-1, if filed in the future, would be filed with the Securities and Exchange Commission pursuant to Section 305(b)(2) of the TIA under the electronic form type “305B2.”

If you have any questions or comments concerning the foregoing, please call Benjamin K. Marsh of Goodwin Procter LLP at (212) 813-8816.

Very truly yours,

By:	/s/ Robert S. Lavet
Name:	Robert S. Lavet
Title:	General Counsel and Secretary